Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the following Registration Statements: Form S-8 (No. 333-264089), Form F-3 (No. 333-274882), and Form F-3 (No. 333-267893) of Vision Marine Technologies Inc. (the “Company”) of our report dated December 2, 2024 with respect to the consolidated financial statements of the Company as of and for the year period ended August 31, 2024, included in this report on Form 6-K.

/s/ M&K CPAS, PLLC
M&K CPAS, PLLC
The Woodlands, Texas
December 2, 2024